Exhibit 2.3

EXECUTION COPY

EMPLOYEE MATTERS AGREEMENT

BY AND AMONG

ATLAS ENERGY, INC.,

ATLAS PIPELINE HOLDINGS, L.P.

AND

ATLAS PIPELINE HOLDINGS GP, LLC

DATED AS OF

NOVEMBER 8, 2010

EMPLOYEE MATTERS AGREEMENT

EMPLOYEE MATTERS AGREEMENT

BY AND AMONG

ATLAS ENERGY, INC.,

ATLAS PIPELINE HOLDINGS, L.P.

AND

ATLAS PIPELINE HOLDINGS GP, LLC

DATED AS OF

NOVEMBER 8, 2010

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (the “Agreement”), dated as of November 8, 2010, is by and among Atlas Energy, Inc., a Delaware corporation (“Atlas”), Atlas Pipeline Holdings, L.P., a Delaware limited partnership (“AHD”), and Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company and the general partner of AHD (“AHD GP” and, together with Atlas and AHD, the “Parties”, and each, a “Party”).

WHEREAS, the board of directors of Atlas has determined that it is in the best interests of Atlas and its shareholders to consummate the AHD Distribution;

WHEREAS, in furtherance of the foregoing, Atlas, AHD, and AHD GP have entered into the Transaction Agreement by and among Atlas, AHD and AHD GP, dated as of the date hereof (the “Separation Agreement”), and have entered into or will enter into the Transaction Documents that will govern certain matters relating to the AHD Distribution and the relationship of Atlas, AHD, AHD GP, and their respective Affiliates prior to and following the Effective Time; and

WHEREAS, pursuant to the Separation Agreement, Atlas, AHD, and AHD GP have agreed to enter into this Agreement for the purpose of allocating assets, liabilities and responsibilities with respect to certain human resources, employee compensation and benefits matters between Atlas and AHD, as contemplated in the Separation Agreement.

NOW, THEREFORE, in consideration of the promises and of the respective agreements and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. All capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Separation Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

1.1.1 “Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Effective Time and for purposes of this Agreement, no member of the AHD Group shall be deemed to be an Affiliate of any member of the Atlas Group, and no member of the Atlas Group shall be deemed to be an Affiliate of any member of the AHD Group.

1.1.2 “Agreement” has the meaning set forth in the preamble to this Agreement.

1.1.3 “AHD” has the meaning set forth in the preamble to this Agreement.

1.1.4 “AHD 401(k) Plan” has the meaning set forth in Section 3.1(a) of this Agreement.

1.1.5 “AHD Annual Bonus Plans” has the meaning set forth in Section 6.1 of this Agreement.

1.1.6 “AHD Benefit Plan” means any Benefit Plan sponsored, maintained, or contributed to by a member of the AHD Group after the Effective Time.

1.1.7 “AHD Designated Employee” means any person who is identified as an AHD Designated Employee on the Employee List. For the avoidance of doubt, AHD Designated Employees are intended to be (A) Transition Employees and (B) Employees of Atlas or any of its Affiliates who, immediately prior to the Effective Time, primarily provide services to the AHD Post-Closing Business, including any such Employee who is on an approved leave of absence.

1.1.8 “AHD Group” means AHD and each Subsidiary or Affiliate of AHD.

1.1.9 “AHD Group Employee” means any AHD Designated Employee who becomes an Employee of AHD Group pursuant to Section 2.1 of this Agreement.

1.1.10 “AHD LTIP” has the meaning set forth in Section 5.4 of this Agreement.

1.1.11 “AHD Participant” means any AHD Group Employee who was, prior to the Effective Time, a participant in the applicable Atlas Benefit Plan or is, after the Effective Time, a participant in the applicable AHD Benefit Plan, or is a beneficiary, dependent or alternate payee of such a participant.

1.1.12 “AHD Welfare Plans” has the meaning set forth in Section 4.1(b) of this Agreement.

1.1.13 “APL GP” has the meaning set forth in Section 5.3 of this Agreement.

1.1.14 “APL Equity Plans” has the meaning set forth in Section 5.3 of this Agreement.

1.1.15 “Atlas” has the meaning set forth in the Preamble to this Agreement.

1.1.16 “Atlas 401(k) Plan” means the Atlas Investment Savings Plan, as amended.

1.1.17 “Atlas Annual Bonus Plans” has the meaning set forth in Section 6.1 of this Agreement.

1.1.18 “Atlas Benefit Plan” means any Benefit Plan sponsored, maintained or contributed to by Atlas or any of its Affiliates.

1.1.19 “Atlas Common Share” shall mean a common share, par value $0.01 per share, of Atlas.

1.1.20 “Atlas Director” means a current or former member of the Board.

1.1.21 “Atlas Equity Plans” means, collectively, (i) the Atlas Stock Incentive Plan (as amended and restated on October 28, 2008, and as amended on October 27, 2009, and July 27, 2010), (ii) the Atlas 2009 Stock Incentive Plan, dated September 20, 2009 (as amended on October 27, 2009, and July 7, 2010), and (iii) the Atlas Assumed Long-Term Incentive Plan, dated September 23, 2009.

1.1.22 “Atlas ESOP” shall mean the Atlas Employee Stock Ownership Plan, as amended on November 13, 2006.

1.1.23 “Atlas Group” means Atlas and each Subsidiary or Affiliate of Atlas.

1.1.24 “Atlas Group Employee” means any person who is an Employee of the Atlas Group and who is not an AHD Designated Employee.

1.1.25 “Atlas Participant” means any Atlas Group Employee or Former Employee who is, at any time prior to, on, or after the Effective Time, a participant in the applicable Atlas Benefit Plan or is a beneficiary, dependent, or alternate payee of such a participant.

1.1.26 “Atlas Welfare Plans” has the meaning set forth in Section 4.1(a) of this Agreement.

1.1.27 “Benefit Plan” means, with respect to an entity, each plan, program, arrangement, agreement or commitment that is an employment, consulting, non-competition or deferred compensation agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation rights, restricted stock, other equity-based compensation, severance pay, salary continuation, life, health, hospitalization, sick leave, vacation pay, paid time-off, disability or accident insurance plan, corporate-owned or key-man life insurance or other employee benefit plan, program, arrangement, agreement or commitment, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), sponsored or maintained by such entity (or to which such entity contributes or is required to contribute).

1.1.28 “Board” means the board of directors of Atlas.

1.1.29 “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (including as amended or modified by The American Recovery and Reinvestment Act of 2009 or the TAA Health Coverage Improvement Act of 2009), and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar state group health plan continuation Law, together with all regulations and proposed regulations promulgated thereunder, including any amendments or other modifications of such Laws and regulations that may be made from time to time.

1.1.30 “DOL” means the U.S. Department of Labor.

1.1.31 “Effective Time” means 9:00 a.m., New York City time, on the Closing Date or, with respect to an Employee’s participation in AHD Benefit Plans following the Effective Time, such later date on which an AHD Designated Employee on a leave of absence as of the Closing Date commences employment with AHD following the Closing Date.

1.1.32 “Employee” means any individual who is a full or part-time common law employee of the applicable entity.

1.1.33 “Employee List” has the meaning set forth in Section 2.1 of this Agreement.

1.1.34 “Employer” has the meaning set forth in Section 7.3(a) of this Agreement.

1.1.35 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, the rules and regulations of the DOL promulgated thereunder, all as the same shall be in effect at the time that reference is made.

1.1.36 “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time that reference is made.

1.1.37 “FICA” has the meaning set forth in Section 8.4(c).

1.1.38 “Former Employee” means any former Employee of Atlas or another member of the Atlas Group, except that an Employee shall not be treated as a Former Employee by reason of his or her termination of employment with the Atlas Group as a result of a transfer to the AHD Group pursuant to Section 2.1 of this Agreement.

1.1.39 “FUTA” has the meaning set forth in Section 8.4(c).

1.1.40 “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

1.1.41 “Parties” has the meaning set forth in the preamble of this Agreement.

1.1.42 “SEC” means the U.S. Securities and Exchange Commission.

1.1.43 “Separation Agreement” has the meaning set forth in the recitals to this Agreement.

1.1.44 “Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than 50% of the (A) total combined voting power of all classes of voting securities of such Person, (B) total combined equity interests, or (C) capital or profit interests, in the case of a partnership or a limited liability company, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

1.1.45 “Transaction Documents” means this Agreement, the Transition Services Agreement, and the Separation Agreement.

1.1.46 “Transition Employees” means those AHD Group Employees who will provide post-Closing transition services to the Atlas Group in accordance with the Transition Services Agreement, and who are identified as Transition Employees on the Employee List.

1.1.47 “Vendor Contract” has the meaning set forth in Section 8.1(a).

1.1.48 “Welfare Plan” means a plan that provides for health or other welfare benefits (within the meaning of Section 3(1) of ERISA).

ARTICLE II

TRANSFER OR CONTINUATION OF EMPLOYMENT AND SEVERANCE

2.1 Transfer or Continuation of Employment. Prior to the date hereof, Atlas and AHD shall have mutually agreed upon and prepared a list of Employees of Atlas or any Affiliate of Atlas who, are (x) AHD Designated Employees (including Transition Employees) or (y) Atlas Group Employees (the “Employee List”). The Employee List may be amended to add, subtract or move persons thereon by mutual agreement of Atlas and AHD through the date that is 5 Business Days prior to the Effective Time. Atlas and its Affiliates shall take all actions necessary such that each individual who (a) is, immediately prior to the Effective Time, an employee of the Atlas Group (other than an employee who is on a leave of absence at such time) and (b) is designated in the Employee List as an AHD Designated Employee shall be transferred to a member of the AHD Group (as specified by AHD) immediately prior to the Effective Time. With respect to any individual whose employment would have transferred to the AHD Group immediately prior to the Effective Time pursuant to the preceding sentence except that the individual was on a leave of absence immediately prior to the Effective Time, Atlas and AHD shall use commercially reasonable efforts to transfer the employment of such individual to the appropriate member of the AHD Group upon such individual’s return to active employment. For purposes of the Separation Agreement, “Retained Liabilities” shall include (i) any Liability with respect to any Atlas Group Employee, and (ii) any Liability incurred prior to the Effective Time with respect to an AHD Group Employee, in the case of (ii), solely to the extent such Liability has been expressly transferred to Atlas pursuant to this Agreement. AHD shall be solely liable for all Liabilities with respect to the AHD Group Employees other than the Retained Liabilities.

2.2 Service Recognition. AHD shall give, or shall cause its Affiliates to give, each AHD Group Employee full credit for all purposes under any AHD Benefit Plan for such AHD Group Employee’s service with Atlas or any of its Affiliates prior to the Effective Time to the extent such service was recognized by the corresponding Atlas Benefit Plan immediately prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in the duplication of benefits or a violation of applicable Law.

2.3 Severance. Except as to the Employees listed on Schedule 2.3 to this Agreement, the transfer of any AHD Group Employee to a member of the AHD Group or the continuation of employment of any Atlas Group Employee with a member of the Atlas Group, each in accordance with Section 2.1 of this Agreement, shall not be deemed a separation from service or a termination of employment for purposes of the employment termination and/or severance provisions of any applicable Law, severance plan, policy, practice, employment agreement, or arrangement of Atlas, AHD, or any of their respective Affiliates, other than as specifically stated in this Agreement or as required by Law. Each Transition Employee shall become entitled to the severance, retention, and other benefits and payments set forth on Schedule 4.01(a) of the Transition Services Agreement for the period of time set forth therein (and, in the case of severance, upon such Transition Employee’s termination of employment by

AHD without cause (as reasonably determined by AHD)). Such severance, retention, and other benefits and payments to any such Transition Employee shall constitute “Fixed Charges” within the meaning of the Transition Services Agreement and shall be the sole responsibility of, and shall be paid by, Atlas or a member of the Atlas Group pursuant to the terms and conditions of the Transition Services Agreement. For the avoidance of doubt, no member of the AHD Group shall have any liability for or any obligation with respect to any severance amounts payable to any Former Employee.

2.4	WARN Act.

(a) On or before the Effective Time, Atlas shall provide a list of the name and site of employment of any and all employees of the AHD Post-Closing Business who have experienced, or will experience, an employment loss or layoff as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff (the “WARN Act”) within ninety (90) days prior to the Closing Date. Atlas shall update this list up to and including the Closing Date.

(b) For a period of ninety (90) days beginning at the Effective Time, AHD shall not, and shall not permit any of its Affiliates to, engage in any conduct which would result in an employment loss or layoff for a sufficient number of employees of AHD which, if aggregated with any such conduct on the part of Atlas prior to the Closing Date, would trigger the WARN Act (except if the WARN Act would be triggered without regard to any loss or layoff that occurred on or after the Effective Time and except with respect to Transition Employees).

ARTICLE III

401(k) PLANS AND ATLAS ESOP

3.1	The Atlas 401(k) Plan and AHD 401(k) Plan.

(a) Establishment of the AHD 401(k) Plan. As of the Effective Time, AHD shall, or shall cause one of its Affiliates to, establish a defined contribution plan and trust for the benefit of the AHD Employees (the “AHD 401(k) Plan”), which initially shall include a provision allowing for the acceptance of rollovers (including loan rollovers) and participant investment direction. AHD shall be responsible for taking all necessary, reasonable and appropriate action to establish, maintain and administer the AHD 401(k) Plan so that it is qualified under Section 401(a) of the Code and meets the requirements of Section 401(k) of the Code and that the related trust thereunder is tax-exempt under Section 501(a) of the Code. The AHD Group shall be responsible for any and all Liabilities (including Liability for funding) and other obligations with respect to the AHD 401(k) Plan. The Atlas Group shall have no fiduciary, funding or other obligations with respect to the AHD 401(k) Plan, except with respect to any transfer of assets and liabilities pursuant to this Agreement and with respect to any contributions associated with such transfer of assets and liabilities (for example, contributions with respect to amounts earned by employees before the Effective Time).

(b) Direct Transfer of 401(k) Plan Assets. As of the Effective Time (or, if earlier, as of the termination of the Atlas 401(k) Plan), AHD Participants shall become fully vested in their account balances under the Atlas 401(k) Plan. As soon as reasonably practicable following the date the contributions described in Section 3.1(d) are made to the Atlas 401(k) Plan (or such later time as mutually agreed upon by Atlas and AHD), Atlas shall cause the Atlas 401(k) Plan accounts (including any outstanding loan balances and other assets) of all AHD Participants to be transferred from the trust underlying the Atlas 401(k) Plan to the trust underlying the AHD 401(k) Plan, and AHD shall cause the trust underlying the AHD 401(k) Plan to accept such transfer of accounts and underlying assets and, effective as of the date of such transfer, the AHD 401(k) Plan shall assume and fully perform, pay and discharge, all obligations of the Atlas 401(k) Plan relating to the accounts of AHD Participants (to the extent the assets related to those accounts are actually transferred from the trust underlying the Atlas 401(k) Plan to the trust underlying the AHD 401(k) Plan). Any transfer of assets pursuant to this Section 3.1(b) shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(1)-1, Section 401(a)(12) of the Code, and Section 208 of ERISA. As of the Effective Time (or, to the extent applicable to account balances being transferred from the trust underlying the Atlas 401(k) Plan to the trust underlying the AHD 401(k) Plan, effective upon such transfer), AHD (acting directly or through its Affiliates) shall cause the AHD 401(k) Plan to recognize and maintain all Atlas 401(k) Plan elections, including, but not limited to, deferral, investment, and payment form elections, dividend elections, beneficiary designations, and the rights of “alternate payees” under qualified domestic relations orders with respect to AHD Participants, to the extent such election or designation is available under the AHD 401(k) Plan. No later than 30 days prior to the date of any transfer of assets and Liabilities pursuant to this Section 3.1(b), Atlas and AHD (each acting directly or through its respective Affiliates) shall, to the extent required, file Internal Revenue Service Form 5310-A regarding the transfer of assets and Liabilities from the Atlas 401(k) Plan to the AHD 401(k) Plan as described in this Section 3.1(b).

(c) AHD Common Units Held in Atlas 401(k) Plan and AHD 401(k) Plan Accounts. AHD Common Units distributed in connection with the AHD Distribution in respect of Atlas Common Shares held in the accounts of Atlas Participants in the Atlas 401(k) Plan shall be deposited in an AHD Common Unit fund under the Atlas 401(k) Plan and, as to such AHD Common Units held in the Atlas 401(k) Plan accounts of AHD Participants, shall be transferred in kind to the trust underlying the AHD 401(k) Plan in accordance with Section 3.1(b) of this Agreement.

(d) Contributions under the Atlas 401(k) Plan as of the Effective Time. All contributions accrued by AHD Participants under the Atlas 401(k) Plan (including employee deferrals, matching contributions, profit-sharing contributions and employer non-elective contributions) through the Effective Time, determined in accordance with the terms and provisions of the Atlas 401(k) Plan, ERISA, and the Code, and based on all service performed and compensation accrued prior to the Effective Time, and which have not been deposited prior to the Effective Time, shall be deposited by Atlas to the Atlas 401(k) Plan as soon as administratively feasible following the Effective Time. For the avoidance of doubt, such contributions shall be determined without taking into account any requirement in the Atlas 401(k) Plan that a participant remain employed on any date following the Effective Time in order to qualify therefor.

3.2 Atlas ESOP. As of the Effective Time, each AHD Participant in the Atlas ESOP shall become fully vested in his or her account balance under the Atlas ESOP. Each AHD Participant shall be treated as having incurred a termination of employment under the Atlas ESOP as of the Effective Time, making each AHD Participant eligible for a distribution under the Atlas ESOP of his or her account balance.

3.3 Reservation of Rights. The Parties hereby acknowledge that nothing in this Article III shall be construed to require (a) Atlas or any of its Affiliates to continue the Atlas 401(k) Plan or the Atlas ESOP after the Effective Time, and (b) AHD or any of its Affiliates to continue the AHD 401(k) Plan after establishment of the AHD 401(k) Plan under the terms prescribed in this Article after the Effective Time. The Parties agree that (i) Atlas reserves the right, in its sole discretion, to amend or terminate the Atlas 401(k) Plan and the Atlas ESOP at any time following the date of this Agreement in accordance with their terms and applicable Law, and (ii) AHD reserves the right, in its sole discretion, to amend or terminate the AHD 401(k) Plan at any time following its establishment in accordance with its terms and applicable Law.

ARTICLE IV

WELFARE PLANS

4.1	Participation in Welfare Plans.

(a) Welfare Benefits Transition Date. All AHD Group Employees shall be eligible to participate in the Atlas health and welfare benefit program providing medical, dental, life insurance and accidental death and dismemberment, short- and long-term disability, flexible spending accounts and dependent care assistance accounts, and tuition assistance benefits, as in effect from time to time (the “Atlas Welfare Plans”), until the Effective Time. As of the Effective Time, each member of the AHD Group shall cease to be a participating company in the Atlas Welfare Plans, and each AHD Group Employee shall cease to be eligible to participate in the Atlas Welfare Plans.

(b) Establishment of the AHD Welfare Plans. Effective as of the Effective Time, AHD shall have, or shall have caused its applicable Affiliates to, adopt a health and welfare benefit program providing medical, dental, life insurance and accidental death and dismemberment, short- and long-term disability, flexible spending account, and tuition assistance benefits for the benefit of the AHD Group Employees and their beneficiaries and dependents (the “AHD Welfare Plans”).

(c) Waiver of Conditions. AHD (acting directly or through its Affiliates) shall cause the AHD Welfare Plans to (i) waive all limitations as to preexisting conditions, exclusions, and service conditions with respect to participation and coverage requirements applicable to any AHD Group Employee, other than limitations that were in effect with respect to the AHD Group Employee under the Atlas Welfare Plans as of the Effective Time (if such limitations are allowed to be in effect under applicable Law), and (ii) waive any waiting period limitation or evidence of insurability requirement applicable to an AHD Group Employee other than limitations or requirements that were in effect with respect to such AHD Group Employee under the Atlas Welfare Plans as of the Effective Time (if such limitations are allowed to be in effect under applicable Law). Such waivers described in clauses (i) and (ii) of the foregoing sentence with respect to the AHD Welfare Plans shall apply to initial enrollment effective immediately following the Effective Time. Following the initial enrollment, pre-existing condition limitations, exclusions, and services conditions under the AHD Welfare Plans shall apply as provided in the AHD Welfare Plans, to the extent allowable under applicable Law.

4.2	Allocation of Certain Welfare Plan Obligations.

(a) Allocation of Certain Liabilities. Neither AHD nor any other member of the AHD Group shall be responsible for any claims incurred under the Atlas Welfare Plans prior to the Effective Time, except for claims incurred by AHD Group Employees. Neither Atlas nor any other member of the Atlas Group shall be responsible for any claims incurred under the Atlas Welfare Plans or the AHD Welfare Plans by AHD Group Employees. For the avoidance of doubt, Atlas or a member of the Atlas Group shall be responsible for all claims incurred under the Atlas Welfare Plans by Atlas Group Employees.

(b) COBRA and HIPAA Compliance. The Atlas Group shall continue to be responsible for compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Atlas Welfare Plans with respect to any AHD Group Employees and their dependents and any Former Employees and their dependents who incur or incurred a qualifying event under COBRA through the Effective Time. AHD shall assume responsibility for compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the AHD Welfare Plans with respect to any AHD Group Employees and their dependents who incur a qualifying event or loss of coverage under the AHD Welfare Plans after the Effective Time.

(c) Long-Term Disability Benefits. Any AHD Designated Employee who has incurred a disability (within the meaning of the applicable provisions of the Atlas Welfare Plan providing long-term disability benefits), and as to which any applicable waiting period has expired prior to the Effective Time, will continue to be covered under such Atlas Welfare Plan with respect to such disability until such individual returns to active service on or following the Effective Time and becomes an AHD Group Employee in accordance with the provisions of Section 2.1. For the avoidance of doubt, each Atlas Group Employee who has incurred a disability (within the meaning of the applicable provisions of the Atlas Welfare Plan providing long-term disability benefits), and as to which any applicable waiting period has expired, will continue to be covered under such Atlas Welfare Plan with respect to such disability.

(d) Flexible Spending Accounts and Dependent Care Assistance Accounts. AHD shall, or shall cause its Affiliates to, have in effect, as of the Effective Time, flexible spending reimbursement accounts and dependent care assistance accounts under a cafeteria plan qualifying under Section 125 of the Code (the “AHD Group

Cafeteria Plan”) that provides benefits to each AHD Group Employee. AHD shall cause the AHD Group Cafeteria Plan to accept, effective as of the Effective Time, a transfer of the flexible spending reimbursement accounts and dependent care assistance accounts of AHD Group Employees from the flexible spending reimbursement accounts and dependent care assistance accounts under the cafeteria plan of Atlas in which such AHD Group Employees participate immediately prior to the Effective Time (the “Atlas Group Cafeteria Plan”) to the AHD Group Cafeteria Plan and to honor and continue, through the end of the plan year in which the Effective Time occurs, the elections by each AHD Group Employee under the Atlas Group Cafeteria Plan in effect immediately prior to the Effective Time. If the aggregate reimbursement payouts made to AHD Group Employees prior to the Effective Time from the Atlas Group Cafeteria Plan flexible spending reimbursement accounts during the plan year in which the Effective Time occurs are less than the aggregate accumulated contributions to such accounts made by the AHD Group Employees prior to the Effective Time for such plan year, Atlas shall cause an amount equal to the amount by which such contributions are in excess of such reimbursement payouts to be transferred to AHD by wire transfer of immediately available funds as soon as practicable but in no event later than 45 days following the Effective Time. If the aggregate reimbursement payouts made to AHD Group Employees prior to the Effective Time from the Atlas Group Cafeteria Plan flexible spending reimbursement accounts during the plan year in which the Effective Time occurs exceed the aggregate accumulated contributions to such accounts made by the AHD Group Employees prior to the Effective Time for such plan year, AHD shall cause an amount equal to the amount by which such reimbursement payouts are in excess of such contributions to be transferred to Atlas by wire transfer of immediately available funds as soon as practicable but in no event later than 45 days following the Effective Time. Notwithstanding Section 4.2(a) above, on and after the Effective Time, the AHD Group shall assume, and cause the AHD Group Cafeteria Plan to be solely responsible for, all claims by AHD Group Employees under the Atlas Group Cafeteria Plan that were incurred in the year in which the Effective Time occurs, whether incurred prior to, on, or after the Effective Time, that have not been paid in full as of the Effective Time.

(e) Workers Compensation. All workers’ compensation Liabilities relating to, arising out of or in connection with, or resulting from any claim that results from an accident, incident or event occurring, or from an occupational disease that becomes manifest, at, before, or after the Effective Time by (i) any Atlas Group Employee or Former Employee shall be retained by Atlas or a member of the Atlas Group, and (ii) any AHD Group Employee shall be assumed by AHD or a member of the AHD Group.

(f) Paid Time-Off Benefits. AHD shall credit each AHD Group Employee with the amount of accrued but unused paid time-off that such AHD Group Employee had accrued under the applicable Atlas paid time-off policy immediately prior to the Effective Time.

4.3 Incurred Claim Definition. For purposes of this Article IV, a claim is deemed to be incurred: (a) with respect to medical, dental, and vision benefits, upon the rendering of health services giving rise to such claim; (b) with respect to life insurance and accidental death and dismemberment, upon the occurrence of the event giving rise to such claim; (c) with respect to disability benefits, upon the date of an Employee’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim; (d) with respect to a period of continuous hospitalization, upon the date of admission to the hospital; and (e) with respect to tuition reimbursement, upon the date that payment of such benefit is due within the meaning of the applicable tuition reimbursement plan.

4.4 Reservation of Rights. The Parties hereby acknowledge and agree that nothing in this Article IV shall be construed to require (a) Atlas or any of its Affiliates to continue any of the Atlas Welfare Plans before or after the Effective Time, or (b) AHD or any of its Affiliates to continue any of the AHD Welfare Plans after the Effective Time. The Parties acknowledge and agree that nothing in this Agreement limits the rights of Atlas and AHD, each in its sole discretion, to amend or terminate any Atlas Welfare Plan and any AHD Welfare Plan, respectively, at any time after the Effective Time to the extent permitted or required under the terms of the applicable Atlas Welfare Plan, AHD

ARTICLE V

LONG-TERM INCENTIVE AWARDS

5.1 Treatment of Outstanding Atlas Equity Awards. Each award granted under the Atlas Equity Plans and outstanding as of the Effective Time shall be treated in accordance with Section 3.3 of the Merger Agreement. Except as provided otherwise in Section 3.3 of the Merger Agreement, there shall be no adjustment to outstanding equity awards granted under the Atlas Equity Plans in connection with the AHD Distribution.

5.2 Establishment of New AHD Equity Plan. No later than immediately prior to the Effective Time, AHD shall adopt the New AHD Equity Plan, pursuant to which awards may be granted to AHD Group Employees on and after the Effective Time. AHD GP (in its capacity as general partner of AHD and on behalf of AHD) and Atlas (in its capacity as holder of a majority of AHD Common Units) has executed and delivered, concurrently with the execution of this Agreement and the Separation Agreement, the Written Consent approving the adoption by AHD of the New AHD Equity Plan in the form of Exhibit B to the Separation Agreement, with the New AHD Equity Plan to be effective no later than immediately prior to the Effective Time.

5.3 Adjustment of Atlas Pipeline Partners, L.P. Outstanding Equity Awards. Effective as of the Effective Time and contingent upon the AHD Distribution, AHD GP, in its capacity as general partner of AHD, Atlas, as holder of a majority of AHD Common Units, and AHD, as the sole holder of the outstanding units of Atlas Pipeline Partners GP, LLC, the general partner (“APL GP”) of Atlas Pipeline Partners, L.P. (“APL”), shall cause APL to make an adjustment to outstanding options on APL common units granted under the Atlas Pipeline Partners, L.P. 2010 Long-Term Incentive Plan and the Atlas Pipeline Partners, L.P. Long-Term Incentive Plan (as amended and restated as of February 9, 2010 and, such plans collectively, the “APL Equity Plans”), to reflect any extraordinary distribution of cash proceeds to holders of APL common units in connection with the Laurel Mountain Acquisition. A similar adjustment reflecting the Laurel Mountain Acquisition shall be made to other types of outstanding awards under the APL Equity Plans to the extent such awards do not include the right for the holder to receive, either currently or when the associated award vests, an amount in respect of extraordinary distributions of cash to holders of APL common units. Such adjustments shall be made according to the terms and conditions of the APL Equity Plans by the “Administrator” (as defined in the APL Equity Plans) of each of the APL Equity Plans.

5.4 Amendment to AHD Equity Plan. Effective as of the Effective Time and contingent upon the AHD Distribution, AHD shall amend the Atlas Pipeline Holdings, L.P. Long-Term Incentive Plan (the “AHD LTIP”) to provide that outstanding awards granted under the AHD LTIP shall not vest pursuant to the terms and conditions of the AHD LTIP by reason of the Merger and the transactions contemplated thereby, including the AHD Distribution and the performance by the parties of the provisions of Section 2.1 of this Agreement.

ARTICLE VI

SHORT-TERM INCENTIVE AND RETENTION BONUS AWARDS

6.1 Annual Cash Incentive and Retention Bonus Awards. As of the Effective Time, no AHD Group Employee shall continue to participate in the Atlas Amended and Restated Annual Incentive Plan for Senior Executives or any other Atlas annual bonus plan or policy (collectively, the “Atlas Annual Bonus Plans”). Atlas shall retain responsibility under the Atlas Annual Bonus Plans to fund all obligations relating to any annual cash incentive awards unpaid as of the Effective Time that any AHD Group Employee is eligible to receive with respect to calendar year 2010 and any portion of the performance period for calendar year 2011 prior to the Effective Time. In full satisfaction of Atlas’s obligation pursuant to the preceding sentence, Atlas shall, as soon as administratively feasible following the determination of the aggregate bonus amounts payable in connection with the sentence above, make a lump-sum payment to AHD equal to the aggregate bonus amounts allocated to the eligible AHD Group Employees, and AHD shall as soon as practicable following the receipt of such lump-sum payment (x) allocate such aggregate bonus amounts among the eligible AHD Group Employees in accordance with amounts earned or accrued, as the case may be, and (y) pay each such eligible AHD Group Employee his or her bonus amount; provided that, in no case shall the payment of any such bonus amount to any such AHD Group Employee extend beyond the time permitted for such payment under the terms and conditions of the applicable Atlas Annual Bonus Plan and, provided further that, Atlas’s funding obligation with respect to annual cash incentive awards for the applicable portion of the performance period for 2011 shall not exceed a pro rata portion of the 2010 cash incentive award payable to each such AHD Group Employee (or a similarly situated Employee, with respect to an AHD Group Employee who was not an Employee, or was not in the same position or did not have the same rate of compensation that the Employee had immediately prior to the Effective Time, for all of 2010). In addition to the obligations set forth above, Atlas agrees to retain responsibility under the Retention Program referenced in Section 6.1(a) of the disclosure schedules to the Merger Agreement to fund all obligations thereunder to AHD Group Employees, in an aggregate amount of $10 million. In connection therewith, Atlas shall pay a total of $3 million to such AHD Group Employees upon or immediately prior to the Effective Time and shall pay $7 million to AHD on the Closing Date, for payment by AHD to such AHD Group Employees upon or following the Closing Date. Effective as of the Effective Time, AHD or a member of the AHD Group shall have established one or more annual bonus, commission, and/or other cash-based short-term incentive plans or policies (collectively, the

“AHD Annual Bonus Plans”) to provide annual incentive bonuses for the performance periods beginning on and after the Effective Time. The AHD Group shall be solely responsible for funding, paying, and discharging all obligations relating to any annual cash incentive awards that any AHD Group Employee is eligible to receive under the AHD Annual Bonus Plans with respect to periods beginning on or after the Effective Time, and no member of the Atlas Group shall have any obligations with respect thereto.

6.2 Reservation of Rights. The Parties hereby acknowledge that, except for the express obligations described in this Article VI, nothing in this Article VI shall be construed to require either Atlas or AHD (and their respective Affiliates) to continue any cash incentive awards program after the Effective Time. The Parties agree that each of Atlas and AHD reserves the right, in its sole discretion, to amend or terminate any cash incentive awards program maintained by the Atlas Group or the AHD Group, respectively, at any time after the Effective Time to the extent permitted under the terms of the applicable cash incentive awards program and applicable Law.

ARTICLE VII

ADDITIONAL COMPENSATION MATTERS

7.1 Director Fees. Atlas shall retain responsibility for the payment of any fees and expenses to Atlas Directors payable in respect of service on the Board (including any fees and expenses for serving on any committee of the Board) that are earned or incurred but not yet paid as of the Effective Time, and no member of the AHD Group shall have any responsibility for any such payments.

7.2 Business Transportation, Meal, Travel and Other Expense Reimbursement Accruals. AHD shall reimburse AHD Group Employees for expenses incurred by such AHD Group Employees prior to the Effective Time under the Atlas program providing for reimbursement of transportation, meal, travel and other business expenses. Such reimbursements shall be made in the ordinary course upon submission of receipts for such expenses in accordance with the terms of the program applicable prior to the Effective Time.

7.3 SERP Rabbi Trusts. Atlas hereby acknowledges that each of the Employees whose name is set forth on Schedule 7.3 is entitled to a supplemental executive retirement plan benefit that, upon or before the Effective Time, shall be funded by one or more rabbi trusts (the “SERP Trusts”) for such Employee’s benefit, as described in each such Employee’s employment agreement. Atlas shall create the SERP Trusts. Atlas, and not AHD, will be responsible for all funding obligations with respect to the SERP Trusts, and Atlas, and not AHD, shall be treated as the grantor of the SERP Trusts. AHD shall have no obligations with respect to the SERP Trusts or any other liabilities under such supplemental executive retirement plan.

7.4 Code Section 409A. Notwithstanding anything to the contrary herein, if any of the provisions of this Agreement would result in imposition of taxes and/or penalties under Section 409A of the Code, Atlas and AHD shall cooperate in good faith to modify the applicable provision in order to comply with the provisions of Section 409A of the Code, other applicable provisions of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions, in a way that best preserves the intent of such provision.

ARTICLE VIII

GENERAL AND ADMINISTRATIVE

8.1	Cooperation; Vendor Contracts.

(a) Following the date of this Agreement, Atlas and AHD shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate with respect to any employee compensation or benefits matters that the parties reasonably agree require the cooperation of both parties and that are not the subject of a specific agreement in any other provision of this Agreement. Prior to the Effective Time, Atlas and AHD shall use commercially reasonable efforts to (i) negotiate with the current third-party providers to separate and assign the applicable rights and obligations under each group insurance policy, health maintenance organization, administrative services contract, third-party administrator agreement, letter of understanding or arrangement that pertains to the Atlas Welfare Plans and the AHD Welfare Plans (each, a “Vendor Contract”) to the extent that such rights or obligations pertain to AHD Group Employees, (ii) obtain and maintain pricing discounts or other preferential terms under the Vendor Contracts, and (iii) maintain the premium and administrative rates under the Vendor Contracts in effect immediately prior to the Effective Time based on the aggregate number of participants in the Atlas Welfare Plans and AHD Welfare Plans. At AHD’s reasonable request, AHD and Atlas shall use commercially reasonable efforts so that members of the AHD Group may continue to be party to Vendor Contracts until a date that is not later than the last day of the transition services period provided under the Transition Services Agreement for the providing of human resources administration services by AHD to Atlas. Prior to the Effective Time, Atlas and AHD shall use commercially reasonable efforts to negotiate with applicable consultants, plan auditors, investment advisors, legal advisors and other third-party providers of services to members of the Atlas Group with respect to the Atlas Benefit Plans to maintain pricing discounts or other preferential terms in effect as of immediately prior to the Effective Time.

(b) Following the date of this Agreement, Atlas and AHD shall, and shall cause their respective Affiliates to, (i) use reasonable good faith efforts in making any and all filings and/or notices required by the Internal Revenue Service and the Department of Labor with respect to any transfer of assets and liabilities occurring pursuant to this Agreement, and (ii) use reasonable good faith efforts to cooperate in making any required communications with employees transferring to AHD as they relate to any employee benefit plan, program, policy, or arrangement maintained for the benefit of AHD Group Employees or the transactions contemplated by this Agreement.

8.2 Non-Termination of Employment; No Third-Party Beneficiaries. Nothing contained herein, expressed or implied, is intended to confer upon any Employee or any other individual providing services to the Atlas Group or the AHD Group any right to employment or continued employment for any period with, or any compensation or benefit from, the Atlas Group, the AHD Group, or any Benefit Plan by reason of this Agreement, the Separation Agreement, or the Transition Services Agreement. In addition, the provisions of this Agreement, the Separation Agreement, and the Transition Services Agreement are solely for the benefit of the parties thereto, and no current, former, or future employee, director or independent contractor or any other individual associated with the Atlas Group or the AHD Group shall be regarded for any purpose as a third-party beneficiary of such agreements, and nothing therein shall be construed as an amendment to any Benefit Plan or any other employee benefit plan of the Atlas Group or the AHD Group for any purpose. Furthermore, nothing in this Agreement, the Separation Agreement, or the Transition Services Agreement is intended to confer upon any Employee of the Atlas Group or the AHD Group or Former Employee any recall or similar rights to an Employee on layoff or any type of approved leave, or to change the employment status of any Employee from “at will.”

8.3 Beneficiary Designation/Release of Information/Right To Reimbursement. To the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of Information and rights to reimbursement made by or relating to AHD Participants under Atlas Benefit Plans shall be transferred to and be in full force and effect under the corresponding AHD Benefit Plans until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply, to the relevant AHD Participant.

8.4	Payroll Entities; Personnel Records; Successor Employer for Tax Reporting and FICA.

(a) Establishment of Payroll Entities. Prior to the Effective Time, AHD shall (or shall cause one or more of its Affiliates to) establish, to the extent necessary, one or more entities that, on and after the Effective Time, will administer, process, and provide payroll services for AHD Group Employees who, prior to the Effective Time, were provided payroll from an Affiliate of Atlas that will remain an Affiliate of Atlas after the Effective Time. For the avoidance of doubt, nothing in this Section 8.4(a) shall affect or modify in any way the terms and conditions of any other provision of this Agreement relating to the allocation of liabilities between or among the Parties.

(b) Personnel Records. Subject to applicable Law, the Parties shall furnish or make available to each other copies of such personnel and other documents and records relating to AHD Group Employees and Atlas Group Employees, respectively, as may be reasonably requested by the other Party in connection with the proper administration of AHD payroll and AHD Benefit Plans and Atlas payroll and Atlas Benefit Plans or the proper operation of the AHD Post-Closing Business or the Atlas Post-Closing Business or the execution of each Party’s rights and obligations under this Agreement.

(c) Successor Employer for Tax Reporting and FICA. With respect to each AHD Group Employee, Atlas and AHD shall, and shall cause their respective Affiliates to, to the extent permitted by applicable Law and practicable, (i) treat AHD (or an Affiliate of AHD) as a “successor employer” and Atlas (or an Affiliate of Atlas) as a

“predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (“FICA”), or the United States Federal Unemployment Tax Act, as amended (“FUTA”), (b) cooperate with each other to avoid, to the extent possible, the restart of FICA and FUTA with respect to each such AHD Group Employee for the calendar year during which the Effective Time occurs, and (c) file tax returns, exchange wage payment information and report wage payments made by the respective predecessor and successor employer on separate IRS Forms W-2 to each such AHD Group Employee for the calendar year in which the Effective Time occurs, in a manner provided in Section 4.02(l) of Revenue Procedure 2004-53.

ARTICLE IX

REPRESENTATIONS AND CONDUCT OF BUSINESS

9.1 Representations. Atlas represents on behalf of itself and on behalf of other members of the Atlas Group (other than the AHD Group) as follows, and each such representation shall, notwithstanding anything to the contrary, survive following the Closing Date:

(a) Each Company benefit plan or arrangement intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (each, a “Company Benefit Plan”) is now, and has at all times been, operated and administered in all material respects in accordance with its terms and with the material requirements of all applicable Laws, including ERISA and the Code, and all contributions required to have been paid with respect to each Company Benefit Plan have been paid within the time prescribed under the terms of such Company Benefit Plan or applicable Law.

(b) Each Company Benefit Plan has received a favorable determination or opinion letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter that could reasonably be expected to adversely affect the qualified status of any Company Benefit Plan.

(c) There are no material pending or, to the knowledge of the Atlas, threatened claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits).

9.2 Conduct of Business. Without limiting the Separation Agreement, and except as expressly permitted by the terms of this Agreement, from the date hereof until the earlier of the Closing and the termination of this Agreement, Atlas shall, and shall cause any member of the Atlas Group, to conduct their business as follows:

(a) Atlas shall, and shall cause each member of the Atlas Group, to use its commercially reasonable efforts to preserve intact the employment relationship (and the terms thereof) in effect on the date of this Agreement with respect to each AHD

Designated Employee, except for adoptions or amendments done in the ordinary course of business not specifically targeted at AHD Designated Employees.

(b) Without the prior written consent of AHD, Atlas shall not, and shall cause each member of the Atlas Group not to, with respect to the AHD Designated Employees: (i) enter into any employment, consulting, indemnification, severance or termination agreement; or (ii) establish, adopt, enter into or amend in any material respect (except as required by Law) any Atlas Benefit Plan as it related to AHD Designated Employees.

ARTICLE X

MISCELLANEOUS

10.1 Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating the relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained therein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship set forth herein.

10.2 Affiliates. Each of Atlas and AHD shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by each of their respective Affiliates.

10.3 Corporate Power. Atlas represents on behalf of itself and on behalf of other members of the Atlas Group, and AHD represents on behalf of itself and on behalf of other members of the AHD Group, as follows:

(a) each such Person has the requisite power and authority as permitted under its governing documents and has taken all action required under its governing documents necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and thereby; and

(b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

10.4 Obligations of Atlas. In the event Atlas or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Atlas assume the obligations set forth in this Agreement.

10.5 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of New York irrespective of the choice of Laws principles of the State of New York other than Section 5-1401 of the General Obligations Law of the State of New York.

10.6 Survival of Covenants. Except as expressly set forth in any other Transaction Document, the covenants and other agreements contained in this Agreement, and Liability for the breach of any obligations contained herein or therein, shall survive each of the transactions described in Article III of the Separation Agreement) and the AHD Distribution and shall remain in full force and effect.

10.7 Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (i) notify the other Parties of the nature and extent of any such Force Majeure condition and (ii) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

10.8 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.8):

If to Atlas, to:

Atlas Energy, Inc.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA

Facsimile: (215) 761-0457

Attention: General Counsel

if to AHD GP and/or AHD:

Atlas Pipeline Holdings, L.P.

c/o Atlas Pipeline Holdings GP, LLC

1845 Walnut Street

Philadelphia, PA

Facsimile: (918) 925-3851

Attention: Chief Legal Officer

10.9 Termination. This Agreement will automatically terminate and be of no further force or effect upon the termination of the Separation Agreement in accordance with its terms. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors shall have any liability to any Person by reason of this Agreement. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

10.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

10.11 Entire Agreement. Except as otherwise expressly provided in this Agreement, this Agreement and the applicable provisions of the Separation Agreement and the Merger Agreement together constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of the Parties with respect to the subject matter of this Agreement.

10.12 Indemnification; Dispute Resolutions. Article XII of the Separation Agreement governs the Parties’ indemnification rights and obligations and Article XIII of the Separation Agreement governs the resolution of any dispute between the Parties.

10.13 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, except that Atlas may assign (i) any or all of its rights and obligations under this Agreement to any of its Affiliates and (ii) any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of Atlas; provided, however, that, in each case, no such assignment shall release Atlas from any liability or obligation under this Agreement nor change any of the transactions described in Article III of the Separation Agreement. Except as provided in Article XII of the Separation Agreement with respect to Indemnified Parties (as defined in the Separation Agreement), this Agreement is for the sole benefit of the Parties and members of the Atlas Group and the AHD Group and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.14 Public Announcements. From and after the Effective Time, Atlas and AHD shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

10.15 Specific Performance. Subject to the provisions of Article XIII of the Separation Agreement, in the event of any actual or threatened default in, or breach of, any of the terms,

conditions and provisions of this Agreement, the Party or Parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.16 Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

10.17 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (iv) references to “$” shall mean U.S. dollars, (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified, (vi) the word “or” shall not be exclusive, (vii) references to “written” or “in writing” include in electronic form, (viii) provisions shall apply, when appropriate, to successive events and transactions, (ix) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (x) Atlas, AHD GP and AHD have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement, and (xi) a reference to any Person includes such Person’s successors and permitted assigns.

10.18 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

ATLAS ENERGY, INC.

By:	/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen
Title: Vice Chairman

ATLAS PIPELINE HOLDINGS, L.P.

By:	ATLAS PIPELINE HOLDINGS GP, LLC,
its general partner

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President

ATLAS PIPELINE HOLDINGS GP, LLC

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President